

16013580

ON

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25570

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place
(No. and Street)

Tulsa	OK	74115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beverly Young 918-585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby, LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street	Tulsa	OK	74135
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Baytide Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Baytide Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Baytide Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) Baytide Securities Corporation stated that Baytide Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Baytide Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baytide Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 27, 2016

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Baytide Securities Corporation

We have audited the accompanying statement of financial condition of Baytide Securities Corporation as of December 31, 2015, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated for the year then ended. These financial statements are the responsibility of Baytide Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baytide Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4), has been subjected to audit procedures performed in conjunction with the audit of Minshall & Company, Inc.'s financial statements. The supplemental information is the responsibility of Baytide Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I and Schedule II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 27, 2016

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

Baytide Securities Corporation

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2015

BAYTIDE SECURITIES CORPORATION

Tulsa, Oklahoma

December 31, 2015

TABLE OF CONTENTS

BAYTIDE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2015

ASSETS

Current Assets:

Cash	$	1,233
Marketable Securities - NASD Stock		17,451
Marketable Securities – Cash equivalents – Stifel		45,957
Total current assets	$	64,641
TOTAL ASSETS	$	64,641

LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity:

Common stock, no par value; authorized 100,000 Shares; issued and outstanding 100 shares	$	11,000
Paid in Capital		348,216
Retained Earnings		(294,575)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	64,641

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Income

For the year ended December 31, 2015

Income:	
Interest and Dividend Income	$ 274
Unrealized Gain on Stock Valuation	3,063
Total income	$ 3,337
Operating Expenses:	
General and Administrative Expenses	$ 916
Licenses and Permits	1,888
Utilities	1,200
Legal Fees	3,716
Rent	3,600
Professional fees	6,450
Accounting	6,000
Total operating expense	$ 23,770
NET INCOME	$(20,433)

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Stockholders' Equity

For the year ended December 31, 2015

	Common Stock	Additional PIC	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2014	$ 11,000	$ 325,042	$ (274,142)	$ 61,900
Capital Contributions	-	23,174	-	23,174
Net Income	-	-	(20,433)	(20,433)
Dividends	-	-	-	-
Balance, December 31, 2015	$ 11,000	$ 348,216	$ (294,575)	$ 64,641

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Cash Flows

For the year ended December 31, 2015

Cash Flows from Operating Activities

Net Income	$ (20,433)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Marketable securities valuation increase	208
Net cash used by operating activities	(20,641)
Financing activities – Additional Paid in Capital	20,433
Net decrease in cash	(208)
Cash, beginning of year	1,441
Cash, end of year	$ 1,233

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION

Statement of Changes in Liabilities Subordinated

For the year ended December 31, 2015

Balance at December 31, 2014	$ -
Increases	-
Decreases	-
Balance at December 31, 2015	$ -

The accompanying notes are an integral part of this financial statement.

BAYTIDE SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2015

Note 1 –Organization and Nature of Business

Baytide Securities Corporation (the "Company"), an Oklahoma Corporation and a wholly-owned subsidiary of Baytide Petroleum, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k) (2) (i) related to direct participation programs for oil and gas ventures.

The Company is engaged in the sale of limited partnership interests, principally in partnerships in which its Parent acts as a general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. No such limited partnership interests were offered by the Company for the Parent in 2014.

Note 2–Summary of Significant Accounting Policies

Marketable Securities Owned

Marketable securities owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Marketable securities consist of shares in a U.S. based global stock exchange and clearinghouse which is listed on a national exchange.

Income Taxes

The Company files its tax return separately from its Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and lia

bilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contin

gent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 3 - Fair Value Measurements

In accordance with U.S. GAAP, the Company categorizes its marketable securities owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Marketable securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that the Company has the ability to access.

Note 4 - Related Party Transactions

The Parent provides office space, personnel and administrative overhead for the benefit of the Company under an expense sharing agreement. These expenses represent substantially all expenses reported in the statement of income. The Parent treats payment of such expenses as capital contributions to the company.

The company entered into an auto lease agreement with the Parent as of April 1, 2012, with a term of 60 months ending March 31, 2017. Rental expense under this agreement aggregated $ 150 in 2014 and was charged to the Company by the Parent under the expense sharing agreement discussed above. The auto lease was terminated in 2014.

As described above, the Company is economically dependent on its Parent. The Company's financial position and results of operations could be significantly different if the Company was independent of its Parent.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of approximately $64,641 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to netcapital was 0 to 1. The Securities and Exchange Commission permits a ratio of no more than 15 to 1.

The Company is exempt from SEC customer Protection Rule (Rule 15c3-3), which relates to reserves and custody of securities, under section (k)(2)(i) of the Rule.

Note 6 - Income Taxes

The Company has net operating loss carry forwards of approximately $281,870 which may be used to offset future taxable income. These loss carry forwards expire between 2015 and 2035.

Net deferred income tax assets related to net operating loss carry forwards and unrealized appreciation on marketable securities owned of $45,957 have been fully offset by a valuation allowance due to the uncertainty of realizing future benefits. The net deferred income tax benefit of $3,502 related to the 2015 net operating loss and the change in unrealized appreciation on marketable securities owned has been fully offset by an increase in the valuation allowance. The Company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

Supplemental Information

BAYTIDE SECURITIES CORPORATION

Computation of Net Capital Pursuant to Rule 15c3-1(1)

December 31, 2015

Computation of net capital		
Total stockholders' equity qualified for net capital		$ 64,641
Deductions and/or charges		
Non-allowable assets:		-
Net capital before haircuts on securities positions		$ 64,641
Haircuts on securities (computed, where applicable Pursuant to Rule 15c3-1(f):		
Money market mutual fund	$ 919	
Common stocks-equities	2,618	$(3,537)
Net Capital		$ 61,104
Aggregate Indebtedness		
Items included in statement of financial condition		$ -
Total aggregate indebtedness		$ -

BAYTIDE SECURITIES CORPORATION

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2015

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation. Also, there was no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17 A-5 Part IIA filing.

OATH OR AFFIRMATION

I, Beverly Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



Paul W. Gordon, Jr.
Tulsa County Notary Public
in and for the State of Oklahoma
My commission expires 2/3/2016
Commission # 00001120

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2698**********************MIXED AADC 220
025570 FINRA DEC
BAYTIDE SECURITIES CORP
7105 E ADMIRAL PL
TULSA OK 74115-8712

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

____
Date Paid

C. Less prior overpayment applied (327.03)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(327.03)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BAYTIDE SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 29th day of February, 2016.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,528
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3,296
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ <1768>
2e. General Assessment @ .0025	$ -0-

(to page 1, line 2.A.)

Baytide Securities Corporation

P.O. Box 580220
Tulsa, OK 74158

EXEMPTION REPORT REQUIRED BY SEC RULE 17A-5
FOR PERIOD 01/01/15 TO 12/31/15

Baytide Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This *Exemption Report* was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and 4. To the best of its knowledge and belief, the Company states the following:

1. The exemption under which the broker-dealer operated –
    a. Baytide Securities Corporation is claiming an exemption from 17 C.F.R. § 240.15c3-3 based on 17 C.F.R. § 240.15c3-3(k)(2)(i).

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 throughout the year –
    a. Baytide Securities Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending December 31, 2015 without exception.

I, Beverly L. Young, swear or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Date: December 31, 2015



Beverly L. Young , Chief Compliance Officer

Baytide Securities Corporation

Exemption Review

December 31, 2015

1. **Was the Company in compliance with the exemptive provisions throughout the year and were there any exceptions?**

   The Company was in compliance throughout the year, and there were no exceptions.

2. **Were there any regulatory examinations or correspondence between the SEC or DEA and the Company related to compliance with the exemption provisions?**

   No.

3. **What controls in place to maintain compliance with the exemption provisions, including the nature of the controls and the operation frequency?**

   The Company does not carry margin accounts, receive or otherwise hold customer funds or securities, or owe money or securities to customers.

4. **How often is compliance with the exemption provisions monitored?**

   Continuously.

5. **Have there been any deficiencies noted in the compliance with the exemption provision during the year under audit or subsequent to year-end?**

   No.

Beverly Young